Exhibit 99.1

Stevanato Group Reports Third Quarter 2023 Financial Results

- Reiterates Full Year 2023 Guidance-

PIOMBINO DESE, Italy – October 31, 2023 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the third quarter of 2023.

Third Quarter 2023 Highlights (compared with the same period last year)

•
Third quarter revenue increased 11% to €271.4 million.
•
Revenue from high-value solutions increased to 32% of total revenue.
•
Net profit increased 4% to €37.9 million, and diluted earnings per share were €0.14.
•
Adjusted net profit increased 6% to €40.1 million, and adjusted diluted earnings per share were €0.15.
•
Adjusted EBITDA margin increased 70 basis points to 27.5%.
•
The Company is reiterating its full year 2023 guidance and continues to expect revenue in the range of €1.085 billion to €1.115 billion, adjusted EBITDA in the range of €291.8 million to €303.8 million, and adjusted diluted EPS between €0.58 and €0.62.

Third Quarter 2023 Results
Revenue for the third quarter of 2023 increased 11% to €271.4 million (approximately 13% on a constant currency basis), compared with the same period last year, driven by growth in both of the Company's business segments. This was lower than expected due to the timing of revenue on certain engineering projects, and the Company expects to recognize revenue from these projects in the fourth quarter of 2023.

For the third quarter of 2023, revenue from high-value solutions increased to 32% of total revenue, compared with 30% in the same period last year, driven by demand for high-performance and ready-to-use products. For the third quarter of 2023, revenue related to Covid-19 decreased 84% and represented approximately 2% of revenue, compared with approximately 13% of revenue for the same period last year. Excluding revenue contributions from Covid-19, revenue grew approximately 25% in the third quarter of 2023.

For the third quarter of 2023, gross profit margin decreased to 30.5%, resulting from lower marginality on certain engineering projects, the ongoing start-up activities related to the Company's new EZ-fill® manufacturing plants, and higher depreciation. This decrease was partially offset by the increased mix of more accretive high-value solutions. Operating profit margin for the third quarter of 2023 decreased 60 basis points to 18.8%, and adjusted operating profit margin was 20%, which was consistent with the same period last year.

Adjusted EBITDA margin increased 70 basis points to 27.5% in the third quarter of 2023, compared with the third quarter of 2022.

For the third quarter of 2023, net profit increased to €37.9 million, or €0.14 of diluted earnings per share, and on an adjusted basis, net profit increased 6% to €40.1 million, or €0.15 of diluted earnings per share, compared with the same period last year.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Franco Moro, Chief Executive Officer, stated, “While Engineering Segment revenue was below our internal expectations due to the timing on specific projects, the Biopharmaceutical and Diagnostics Solutions Segment continues to perform well. In our core drug containment business, current demand remains robust and our capacity expansion investments in high-value solutions are designed to capitalize on the demand in biologics and satisfy customers' needs. We continue to expect that the increase in biologics, including GLP1s, monoclonal antibodies, mRNA applications, and biosimilars will help drive durable organic revenue growth."

Biopharmaceutical and Diagnostic Solutions Segment (BDS)
For the third quarter of 2023, BDS Segment revenue grew 6% to €218.9 million (approximately 8% on a constant currency basis), compared with the same period last year, driven by growth in the Company's core Drug Containment Solutions (DCS) business. For the third quarter of 2023, revenue from high-value solutions increased 16% to €86.2 million, while revenue from other containment and delivery solutions was €132.8 million and consistent with the same period last year.

As expected, growth in high-value solutions partially offset the temporary effect of the Company's start-up activities and associated costs for its new EZ-fill® manufacturing plants and higher depreciation. This led to gross profit margin of 32.7% and operating profit margin of 21.2% for the third quarter of 2023.

Engineering Segment
Revenue from the Engineering Segment increased 37% to €52.5 million for the third quarter of 2023, compared with the same period last year, driven by growth in all business lines. This was below the Company's expectations due to the timing of revenue on certain engineering projects.

A combination of increased demand and the gradual recovery in the supply chain for electronic components, has created a temporary bottleneck of work, which unfavorably impacted margins on certain projects in the third quarter of 2023. For the third quarter of 2023, gross profit margin for the Engineering Segment decreased to 18.5%, and operating profit margin was 11.2%, driven by lower marginality on certain projects.

Balance Sheet and Cash Flow
As of September 30, 2023, the Company had net debt of €227.5 million, and cash and cash equivalents of €64.8 million. As expected, capital expenditures for the third quarter increased to €107.2 million, as the Company advances its strategic growth investments in capacity expansion for high-value solutions to meet customer demand.

For the third quarter of 2023, cash flow from operating activities was €33.5 million. Cash flow used for the purchase of property, plant, and equipment, and intangible assets totaled €132.3 million, which resulted in negative free cash flow of €97.8 million in the third quarter of 2023.

New Order Intake and Backlog
For the third quarter of 2023, new order intake increased 4% to approximately €256 million, compared with €247 million in the same period last year. As of September 30, 2023, committed backlog totaled approximately €924 million.

2023 Guidance
The Company is reiterating its full year 2023 guidance and still expects:

•
Revenue in the range of €1.085 billion to €1.115 billion,
•
Adjusted EBITDA in the range of €291.8 million to €303.8 million, and

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

•
Adjusted diluted EPS in the range of €0.58 to €0.62.

The Company continues to expect capital expenditures in the range of 35% to 40% of total revenue for fiscal 2023, net of contributions from third parties including the U.S. government’s Biomedical Advanced Research and Development Authority (BARDA), based on the mid-point of its revenue guidance range.

Executive Chairman, Franco Stevanato, concluded, "The fundamentals of our business remain strong, and we are reiterating guidance for the full year. For more than 50 years we have been fully dedicated to serving pharmaceutical customers worldwide. We are currently benefiting from macro trends such as aging populations, the rise in biologics and biosimilars, and the shift towards the self-administration of medicine. We operate in growing end markets, particularly biologics where we have built a leadership position. We currently expect that these favorable tailwinds will fuel sustainable double-digit revenue growth in the years to come."

Conference Call
The Company will host a conference call and webcast at 8:30 a.m. (ET) on Tuesday, October 31, 2023 to discuss financial results. During the call, management will refer to a slide presentation which will be available on the day of the call on the “Financial Results” page under the Company's Investor Relations section of its website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the call using the following link: http://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=4544003&linkSecurityString=514976446

Webcast: A live, listen-only webcast of the call will be available at the following link: https://87399.choruscall.eu/links/stevanato231031.html

Dial in: Those who are unable to pre-register may dial in by calling:

Italy: +39 02 802 09 11

United Kingdom: +44 1 212 818004

United States: +1 718 705 8796

United States Toll Free: +1 855 265 6958

Participants who wish to ask questions during the call are encouraged to use an HD webphone link: https://hditalia.choruscall.com/?$Y2FsbHR5cGU9MiZpbmZvPWNvbXBhbnk=

Replay: The webcast will be archived for three months on the Company’s Investor Relations section of its website at:

https://ir.stevanatogroup.com/financial-results.

Forward-Looking Statements

This press release may include forward-looking statements. The words "expects," "reiterating,” “strong,” “expected,” "continues," "continue," “favorable,” "growth," "durable," “remain”, “benefiting”, “expect”, “remains”, “demand”, “are designed”, “drive”, “increased”, “created”, “advances”, “rise”, “shift”, “growing”, “sustainable”, and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, investments the Company expects to make or receive, the expansion of manufacturing capacity, the

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Company’s plans regarding its presence in the U.S. and in other locations, business strategies, the Company’s capacity to meet future market demands and support preparedness for future public health emergencies, and results of operations. The forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F filed and our most recent filings with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash/Net Debt, Free Cash Flow, and CAPEX. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Stevanato Group Lisa Miles

media@stevanatogroup.com lisa.miles@stevanatogroup.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Consolidated Income Statement

(Amounts in € millions, except per share data)

	For the three months				For the nine months
	ended September 30,				ended September 30,

	2023	%	2022	%	2023	%	2022	%

Revenue	271.4	100.0%	245.3	100.0%	764.7	100.0%	691.6	100.0%
Costs of sales	188.5	69.5%	167.7	68.4%	526.6	68.9%	472.0	68.2%
Gross Profit	82.9	30.5%	77.5	31.6%	238.1	31.1%	219.6	31.8%
Other operating Income	2.2	0.8%	3.4	1.4%	7.4	1.0%	12.1	1.7%
Selling and Marketing Expenses	5.0	1.8%	5.9	2.4%	17.8	2.3%	17.8	2.6%
Research and Development Expenses	8.7	3.2%	7.6	3.1%	25.6	3.3%	23.8	3.4%
General and Administrative Expenses	20.2	7.4%	20.0	8.2%	65.4	8.5%	60.8	8.8%
Operating Profit	51.2	18.8%	47.5	19.4%	136.7	17.9%	129.3	18.7%
Finance Income	4.8	1.8%	6.7	2.7%	15.9	2.1%	17.2	2.5%
Finance Expense	5.6	2.1%	8.3	3.4%	21.9	2.9%	22.7	3.3%
Profit Before Tax	50.4	18.6%	46.0	18.8%	130.7	17.1%	123.8	17.9%
Income Taxes	12.5	4.6%	9.8	4.0%	30.3	4.0%	29.1	4.2%
Net Profit	37.9	14.0%	36.3	14.8%	100.4	13.1%	94.7	13.7%
Earnings per share
Basic earnings per common share	0.14		0.14		0.38		0.36
Diluted earnings per common share	0.14		0.14		0.38		0.36

Average shares outstanding	264.9		264.7		264.8		264.7
Average shares assuming dilution	265.0		264.7		264.8		264.7

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reported Segment Information

(Amounts in € millions)

	For the three months ended September 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	218.9	52.5	—	271.4
Inter-Segment	0.6	33.9	(34.5)	—
Revenue	219.5	86.4	(34.5)	271.4

Gross Profit	71.8	16.0	(4.9)	82.9
Gross Profit Margin	32.7%	18.5%		30.5%

Operating Profit	46.6	9.7	(5.1)	51.2
Operating Profit Margin	21.2%	11.2%		18.8%

	For the three months ended September 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	207.1	38.2	—	245.3
Inter-Segment	0.4	32.5	(32.9)	—
Revenue	207.5	70.7	(32.9)	245.3

Gross Profit	67.8	15.2	(5.5)	77.5
Gross Profit Margin	32.7%	21.5%		31.6%

Operating Profit	47.3	9.9	(9.7)	47.5
Operating Profit Margin	22.8%	14.0%		19.4%

	For the nine months ended September 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	619.3	145.4	—	764.7
Inter-Segment	1.4	126.2	(127.6)	—
Revenue	620.7	271.6	(127.6)	764.7

Gross Profit	202.7	56.9	(21.5)	238.1
Gross Profit Margin	32.7%	20.9%		31.1%

Operating Profit	125.9	38.1	(27.4)	136.7
Operating Profit Margin	20.3%	14.0%		17.9%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

	For the nine months ended September 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	568.1	123.4	—	691.6
Inter-Segment	1.0	83.7	(84.7)	—
Revenue	569.1	207.1	(84.7)	691.6

Gross Profit	188.2	45.1	(13.7)	219.6
Gross Profit Margin	33.1%	21.8%		31.8%

Operating Profit	127.6	30.0	(28.3)	129.3
Operating Profit Margin	22.4%	14.5%		18.7%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Cash Flow

(Amounts in € millions)

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Cash flow from/ (used in) operating activities	33.5	(3.8)	95.0	43.6
Cash flow used in investing activities	(132.2)	(43.2)	(356.8)	(174.1)
Cash flow from/ (used in) financing activities	101.7	(9.9)	98.2	(25.9)
Net change in cash and cash equivalents	2.9	(57.0)	(163.6)	(156.5)

Non GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to "Non-GAAP Financial Information" and the tables included in this press release for a reconciliation of non-GAAP financial measures.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

Three months ended September 30, 2023	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	218.9	52.5
Effect of changes in currency translation rates	5.1	—
Organic Revenue (Non-IFRS GAAP)	224.1	52.5

Nine months ended September 30, 2023	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	619.3	145.4
Effect of changes in currency translation rates	4.4	0.1
Organic Revenue (Non-IFRS GAAP)	623.7	145.5

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of EBITDA

(Amounts in € millions)

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2023	2022	%	2023	2022	%
Net Profit	37.9	36.3	4.4%	100.4	94.7	6.1%
Income Taxes	12.5	9.8	28.2%	30.3	29.1	4.0%
Finance Income	(4.8)	(6.7)	(28.6)%	(15.9)	(17.2)	(7.5)%
Finance Expenses	5.6	8.2	(32.5)%	21.9	22.7	(3.9)%
Operating Profit	51.2	47.5	7.6%	136.7	129.3	5.7%
Depreciation and Amortization	20.5	16.7	22.8%	58.4	47.8	22.2%
EBITDA	71.7	64.2	11.7%	195.1	177.1	10.2%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

Three months ended September 30, 2023	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	71.7	51.2	12.5	37.9	0.14
Adjusting items:
Start-up costs new plants (1)	2.8	2.8	0.7	2.1	0.01
Restructuring and related charges (2)	0.2	0.2	0.0	0.1	0.00
Adjusted	74.7	54.2	13.3	40.1	0.15
Adjusted Margin	27.5%	20.0%

Three months ended September 30, 2022	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	64.2	47.5	9.8	36.3	0.14
Adjusting items:
Start-up costs new plants (1)	1.6	1.6	0.2	1.4	0.01
Adjusted	65.8	49.1	10.0	37.7	0.14
Adjusted Margin	26.8%	20.0%

Nine months ended September 30, 2023	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	195.1	136.7	30.3	100.4	0.38
Adjusting items:
Start-up costs new plants (1)	9.4	9.4	2.5	6.9	0.03
Restructuring and related charges (2)	0.3	0.3	0.1	0.2	0.00
Adjusted	204.8	146.4	32.9	107.5	0.41
Adjusted Margin	26.8%	19.1%

Nine months ended September 30, 2022	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	177.1	129.3	29.1	94.7	0.36
Adjusting items:
Start-up costs new plants (1)	4.6	4.6	1.1	3.5	0.01
Adjusted	181.7	133.9	30.2	98.2	0.36
Adjusted Margin	26.3%	19.4%

(1)
During the three and the nine months ended September 30, 2023, the Group recorded €2.8 million and €9.4 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs incurred prior to the start-up of commercial operation that are associated with the training and travel of personnel who are employed in the production of our high value EZ fill products which require specific knowledge. During the three months and nine months ended September 30, 2022, the Group recorded €1.6 million and €4.6 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, in Zhangjiagang, China, and in Latina, Italy.
(2)
During the three and the nine months ended September 30, 2023, the Group recorded €0.2 million and €0.3 million, respectively, of restructuring and related charges among general and administrative expenses.
(3)
The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Capital Employed

(Amounts in € millions)

	As of September 30, 2023	As of December 31, 2022

- Goodwill and intangible assets	75.8	79.4
- Right of Use assets	16.7	19.3
- Property, plant and equipment	968.0	641.4
- Financial assets - investments FVTPL	0.6	0.8
- Other non-current financial assets	3.1	1.0
- Deferred tax assets	71.6	69.2
Non-current assets	1,135.8	811.1

- Inventories	277.1	213.3
- Contract Assets	158.6	103.4
- Trade receivables	229.5	212.7
- Trade payables	(240.6)	(239.2)
- Advances from customers	(53.0)	(26.6)
- Contract Liabilities	(9.8)	(14.8)
Trade working capital	361.8	248.8

- Tax receivables and Other receivables	56.1	54.0
- Tax payables and Other liabilities	(155.6)	(111.1)
Net working capital	262.3	191.7

- Deferred tax liabilities	(9.4)	(21.0)
- Employees benefits	(6.5)	(8.3)
- Provisions	(6.0)	(5.5)
- Other non-current liabilities	(52.1)	(18.1)
Total non-current liabilities and provisions	(73.9)	(52.9)

Capital employed	1,324.2	949.9

Net (debt) /cash	(227.5)	46.0

Total Equity	(1,096.7)	(995.9)

Total equity and net (debt)/ cash	(1,324.2)	(949.9)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Free Cash Flow

(Amounts in € millions)

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Net Cash Flow from/(used in) Operating Activities	33.5	(3.8)	95.0	43.6
Interest paid	1.0	0.7	2.4	2.5
Interest received	(0.1)	(0.1)	(0.7)	(0.5)
Purchase of property, plant and equipment	(131.3)	(40.4)	(351.2)	(167.1)
Proceeds from sale of property, plant and equipment	0.1	—	0.1	0.5
Purchase of intangible assets	(1.0)	(2.7)	(3.6)	(7.8)
Free Cash Flow	(97.8)	(46.3)	(257.9)	(128.8)

Net Cash / (Net Debt)

(Amounts in € millions)

	As of September 30,	As of December 31,
	2023	2022
Non-current financial liabilities	(196.3)	(148.4)
Current financial liabilities	(100.9)	(70.7)
Other non-current financial assets - Fair value of derivatives financial instruments	2.4	2.8
Other current financial assets	2.4	33.6
Cash and cash equivalents	64.8	228.7
Net (Debt)/ Cash	(227.5)	46.0

stevanatogroup.com	Stevanato Group S.p.A.
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CAPEX

(Amounts in € millions)

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2023	2022		€2023	2022	€
Addition to Property, plants and equipment	106.2	68.4	37.8	355.0	194.6	160.4
Addition to Intangible Assets	1.0	2.7	(1.7)	3.6	7.8	(4.2)
CAPEX	107.2	71.1	36.1	358.5	202.4	156.1

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of 2023 Guidance (Updated)

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS *
Reported	1,085.0 - 1,115.0	281.3 - 293.3	201.3 - 213.3	145.8 - 155.7	0.55 - 0.59
Adjusting items:
Start-up costs new plants		10.5	10.5	8.0	0.03
Adjusted	1,085.0 - 1,115.0	291.8 - 303.8	211.8 - 223.8	153.8 - 163.7	0.58 - 0.62

*May not add due to rounding

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290